Exhibit 23.11

Drewry Shipping Consultants Ltd., Drewry House, Meridian Gate, 213 Marsh Wall, London E14 9FJ, England

Telephone: +44 (0) 20 7538 0191  Facsimile: +44 (0) 20 7987 9396  Email: enquiries@drewry.co.uk  Website: www.drewry.co.uk

September 29, 2008

Conbulk Corporation

62 La Salle Road, Suite 304

West Hartford, CT  06107

Dear Sir/Madam:

Reference is made to the registration statement of Conbulk Corporation and the included prospectus to be filed with the U.S. Securities and Exchange Commission (the “SEC”) on September    , 2008 (as may be amended, the “Prospectus”) relating to exchange or resale of the common stock of Conbulk Corporation (the “Company”). We hereby consent to all references to our name in the Prospectus and to the use of the statistical information supplied by us set forth in “The international containership industry” section of the Prospectus. We further advise the Company that our role has been limited to the provision of such statistical data supplied by us. With respect to such statistical data, we advise you that:

(1) we have accurately described the international containership shipping industry, subject to the availability and reliability of the data supporting the statistical and graphical information presented; and

(2) our methodologies for collecting information and data may differ from those of other sources and does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the containership industry.

We hereby consent to the filing of this letter as an exhibit to the Registration Statement filed with the SEC on September    , 2008.

Yours faithfully

Nigel Gardiner

Managing Director

Drewry Shipping Consultants Ltd

Drewry Shipping Consultants Limited - registered in London, England No. 3289135